UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-42027

mF International Limited

Unit 1801, Fortis Tower, 77-79 Gloucester Road,
Wan Chai, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Changes in Registrant’s Certifying Accountant

On July 23, 2024, the audit committee of the board of directors of mF International Limited (the “Company”) approved the dismissal of Marcum Asia CPAs LLP. (“MarcumAsia”), an independent registered public accounting firm, and approved the engagement of Yu Certified Public Accountant, P.C (“Yu CPA”) on July 23, 2024 (the “Dismissal Date”)    to serve as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2024.

MarcumAsia’s report on the Company’s financial statements for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years and in the subsequent interim period through the Dismissal Date, there were no disagreements with MarcumAsia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to MarcumAsia’s satisfaction, would have caused MarcumAsia to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and in the subsequent interim period through the Dismissal Date, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management under Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 15, 2024.

The Company has provided MarcumAsia with a copy of the above disclosure and requested that MarcumAsia furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of MarcumAsia’s letter is filed hereto as Exhibit 16.1.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Yu CPA, neither the Company, nor someone on behalf of the Company, has consulted Yu CPA regarding either the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements. Neither a written report was provided to the Company nor was any oral advice provided that Yu CPA concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue. Additionally, neither the Company, nor anyone on behalf of it, has consulted Yu CPA regarding any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

Exhibit Index

Exhibit Number	Exhibit
16.1	Letter, dated July 30, 2024, from Marcum Asia CPAs LLP. addressed to the Commission

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mF International Limited

Date: July 30, 2024	By:	/s/ Chi Weng Tam
	Name:	Chi Weng Tam
	Title:	Chief Executive Officer and Executive Director

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